Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Valor Latitude Acquisition Corp. on Amendment No. 2 to Form S-1, File No. 333-254159, of our report dated February 8, 2021, except for Warrant Instruments in Note 2, Warrant Amendments in Note 6 and Note 8, as to which the date is April 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Valor Latitude Acquisition Corp. as of January 27, 2021 and for the period from January 21, 2021 (inception) through January 27, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

April 19, 2021